Exhibit 4.4
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109
March 2, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Subject: Annual Report on Form 10-K
In accordance with paragraph (b)(4)(iii) of Item 601 of Regulation S-K, Las Vegas Sands Corp. (the “Corporation”) has not filed with the Securities and Exchange Commission the (“SEC”) copies of certain instruments with respect to long-term debt of the Corporation and its subsidiaries, the total amount of debt authorized under each of which does not exceed 10% of the aggregate assets of the Corporation and its subsidiaries on a consolidated basis. The Corporation hereby agrees to furnish to the SEC, upon request, a copy of each instrument which defines the rights of holders of such long-term debt.

Very truly yours,

By:	/s/ Bradley K. Serwin

Bradley K. Serwin
General Counsel and Secretary